Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-232731

GFL Environmental Holdings Inc.

Update to Preliminary Prospectus
Issued October 23, 2019

This free writing prospectus relates to the initial public offering of 87,572,500 subordinate voting shares of GFL Environmental Holdings Inc. (to be amalgamated with and into GFL Environmental Inc.) and updates and supplements the preliminary prospectus dated October 23, 2019 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-232731) relating to this offering of subordinate voting shares. On November 1, 2019, GFL Environmental Holdings Inc. filed Amendment No. 5 to the Registration Statement on Form F-1 relating to this offering of subordinate voting shares, which Amendment No. 5 includes an update to the Preliminary Prospectus (the “Updated Preliminary Prospectus”). Amendment No. 5, including the Updated Preliminary Prospectus, may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1780232/000104746919006024/0001047469-19-006024-index.htm

The changes in the Updated Preliminary Prospectus primarily reflect updates related to certain interest and other finance costs, as well as certain expected reductions in interest costs related to the repayment of debt with the use of proceeds from this offering.

The revised “Use of Proceeds,” “Capitalization” and “Unaudited Pro Forma Combined Financial Information” sections of the Updated Preliminary Prospectus are attached to this free writing prospectus as Exhibit A.

This free writing prospectus should be read together with the Updated Preliminary Prospectus included in Amendment No. 5 to the Registration Statement on Form F-1, including the section entitled “Risk Factors” beginning on page 34 of the Updated Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Updated Preliminary Prospectus.

EXHIBIT A

1.              The section of the Preliminary Prospectus titled “Use of Proceeds” is revised as follows:

USE OF PROCEEDS

We estimate that the net proceeds from our sale of subordinate voting shares in this offering at an assumed initial public offering price of US$22.00 per subordinate voting share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately US$1,818.6 million (or US$2,096.7 million if the underwriters exercise their option to purchase additional subordinate voting shares in full).

We will not receive any proceeds from the sale of subordinate voting shares by the selling shareholder. The selling shareholder will receive approximately US$22.8 million of net proceeds from this offering, assuming the midpoint of the estimated price range set forth on the cover page of this prospectus.

We intend to use the net proceeds received by us from this offering to (i) redeem the entire US$400.0 million (or approximately $524.0 million) outstanding aggregate principal amount of the 2023 Notes, (ii) redeem US$160.0 million (or approximately $209.6 million) outstanding aggregate principal amount of the 2026 Notes, (iii) redeem US$240.0 million (or approximately $314.4 million) of the aggregate principal amount of the 2027 Notes, (iv) pay related fees, premiums and accrued and unpaid interest on the 2023 Notes, the 2026 Notes and the 2027 Notes and (v) repay $9.8 million of  outstanding indebtedness under the Revolving Credit Facility. The net proceeds from the sale of our subordinate voting shares by us in this offering may initially or temporarily be used for general corporate purposes prior to the repayment of our indebtedness. We will use any remaining net proceeds from this offering for general corporate purposes, including future acquisitions. The Redemptions are subject to the satisfaction of certain conditions including, but not limited to, the completion of this offering on terms satisfactory to us in our sole discretion.

The aggregate net proceeds received by us from the issuance of the 2023 Notes, the 2026 Notes and the 2027 Notes were used to repay amounts outstanding under the revolving credit facility.

As of June 30, 2019, we had (i) US$400.0 million aggregate principal amount of the 2023 Notes outstanding, maturing on March 1, 2023, (ii) US$400.0 million aggregate principal amount of the 2026 Notes outstanding, maturing on June 1, 2026 and (iii) US$600.0 million aggregate principal amount of the 2027 Notes outstanding, maturing on May 1, 2027. As of June 30, 2019, the 2023 Notes had an interest rate of 5.375%, the 2026 Notes had an interest rate of 7.000% and the 2027 Notes had an  interest rate of 8.500%. The Revolving Credit Facility matures on August 2, 2023. The Revolving Credit Facility bears interest on the outstanding unpaid principal amount at a rate equal to LIBOR + 275 basis points. We anticipate accrued and unpaid interest on the 2023 Notes, the 2026 Notes and the 2027 Notes will be approximately US$9.9 million in the aggregate on the redemption date. For a further description of our existing indebtedness being repaid with the net proceeds from this offering, see “Description of Material Indebtedness—Existing Notes” and “—Revolving Credit Facility”.

An increase (decrease) of 1,000,000 subordinate voting shares from the expected number of subordinate voting shares to be sold by us in this offering, assuming no change in the assumed public offering price per subordinate voting share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) our net proceeds from this offering by approximately US$21.2 million. A US$1.00 increase or decrease in the assumed initial public offering price of US$22.00 per subordinate voting share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately US$83.2 million, assuming the number of subordinate voting shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

2.              The section of the Preliminary Prospectus titled “Capitalization” is revised as follows:

CAPITALIZATION

The following table sets forth our cash and capitalization as at June 30, 2019:

•  on an actual basis; and

•  on an as adjusted basis to give effect to (1) the Pre-Closing Capital Changes, (2) the issuance of 86,533,864 subordinate voting shares by us in this offering at the assumed initial public offering price of US$22.00 per subordinate voting share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and (3) the application of the estimated net proceeds from this offering as described under “Use of Proceeds”.

The following table should be read in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Prospectus Summary— Summary Historical Consolidated Financial and Pro Forma Information”, “Description of Material Indebtedness” and our financial statements and the related notes, included elsewhere in this prospectus.

	As at June 30, 2019
	Actual	As Adjusted
	(expressed in millions of dollars)
Cash(1)	$209.3	$1,486.5
Total debt(2)	$6,935.2	$4,860.1
Shareholders’ equity
Common Shares and Class A-J Common Shares, no par value; unlimited shares authorized, 3,660,104,715 shares issued and outstanding on an actual basis; nil shares issued and outstanding on an as adjusted basis	3,469.6	—
Multiple voting shares, no par value; 0 shares authorized, issued and outstanding on an actual basis; unlimited shares authorized and 11,946,849 shares issued and outstanding on an as adjusted basis(3)	—	153.1
Subordinate voting shares, no par value; 0 shares authorized, issued and outstanding on an actual basis; unlimited shares authorized and 302,098,527 shares issued and outstanding on an as adjusted basis(4)	—	6,721.9
Contributed surplus	9.2	9.2
Deficit(5)	(480.1)	(520.1)
Accumulated other comprehensive income	(8.6)	(8.6)
Total shareholders’ equity	2,990.1	6,355.5
Total capitalization	$9,925.3	$11,215.6

(1)    As Adjusted Cash includes the net proceeds of approximately $2,388.1 million (or approximately US$1,818.6 million) from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will apply the net proceeds to redeem $524.0 million aggregate principal amount of 2023 Notes, to redeem $209.6 million aggregate principal amount of 2026 Notes, to redeem $314.4 million aggregate principal amount of 2027 Notes, to repay $9.8 million principal amount outstanding under the Revolving Credit Facility, to pay $13.0 million accrued and unpaid interest on the notes being redeemed and to repay $60.0 million of call premiums associated with the notes being redeemed. The Company will also receive $20.0 million in estimated cash proceeds from settlement of swaps. A US$1.00 increase (decrease) in the assumed initial public offering price of US$22.00 per subordinate voting share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and total shareholders’ equity by approximately $83,249,895 after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 increase in the number of subordinate voting shares offered by us would increase the as adjusted amount of each of cash and total shareholders’ equity by approximately $21,175,000 after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely a decrease in the number of subordinate voting shares offered by us would decrease the as adjusted amount of each of cash and total shareholders’ equity by approximately $21,175,000 after deducting underwriting discounts and commissions and any estimated offering expenses payable by us.

(2)    Total debt includes $182.2 million of lease obligations. Total debt excludes $39.1 million of fair value adjustments to the Notes, $46.9 million of deferred financing costs and $12.9 million in net carrying amount of derivative instruments. As

Adjusted Total debt gives effect to the redemption of $1,017.3 million aggregate principal amount of PIK Notes (from cash contributed as part of the Pre-Closing Capital Changes) and the repayment of $524.0 million aggregate principal amount of 2023 Notes, $209.6 million aggregate principal amount of 2026 Notes, $314.4 million aggregate principal amount of 2027 Notes and $9.8 million principal amount outstanding under the Revolving Credit Facility with the proceeds of this offering.

(3)    Reflects multiple voting shares held by the Dovigi Group following (a) the Pre-Closing Capital Changes, which includes the exchange of 211,315,661 shares of GFL Environmental Holdings Inc. (after giving effect to a net reduction of 62,723,089 shares in connection with this offering) into multiple voting shares of GFL Environmental Inc. at the exchange ratios set out in the Pre-Closing Capital Changes and includes the subscription of 2,451,002 multiple voting shares from the proceeds of the Margin Loans and (b) this offering, which gives effect to the conversion of 1,038,636 multiple voting shares into subordinate voting shares to facilitate the sale by Josaud II Holdings Inc. in this offering. See “Pre-Closing Capital Changes.”

(4)    Represents $3,469.6 million of shareholders equity as at June 30, 2019, plus (a) net proceeds of $2,388.1 million from (i)      the issuance of 87,572,500 subordinate voting shares in this offering, which includes 1,038,636 subordinate voting shares offered by Josaud II Holdings Inc. and the Pre-Closing Capital Changes and (ii) a reduction to the stated capital equal to the amount of fees the Company expects to incur in connection with this offering, plus (b) the $1,017.3 million contribution relating to the repayment of the PIK Notes, less (c) $153.1 million of shareholders equity relating to Multiple Voting   Shares. The Pre-Closing Capital Changes include the exchange of 3,443,719,165 shares of GFL Environmental Holdings Inc. (which includes the September 25, 2019 issuance of 57,653,200 Class J Non-Voting Common Shares (See “Description of Share Capital—PIK Notes”)) into subordinate voting shares of GFL Environmental Inc. at an exchange ratio of 20.05942395-for-one, the subscription of 39,613,731 subordinate voting shares from the proceeds of the Margin Loans and 3,236,420 subordinate voting shares issued as Legacy Option Shares.

(5)    Reflects an increase in Deficit due to $60.0 million of call premiums associated with the notes being redeemed offset by $20.0 million from settlement of swaps.

3.              The section of the Preliminary Prospectus titled “Unaudited Pro Forma Combined Financial Information” is revised as follows:

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On May 31, 2018 we completed the Recapitalization, which was an investment in Holdings by the Investors. In connection with the Recapitalization, we entered into the Revolving Credit Facility and Term Facility and we issued US$400.0 million in aggregate principal amount of 7.000% Senior Notes due 2026. In addition, as part of that transaction, Holdings amalgamated with Hulk Acquisition Corp. on May 31, 2018.

We completed the Waste Industries Merger on November 14, 2018. That transaction valued Waste Industries at a total enterprise value of US$2.8 billion. In connection with the Waste Industries Merger, we entered into the Incremental Term Loan Amendment to provide for a US$1,710.0 million Incremental Term Loan Facility, which we incurred as incremental term loans under the Term Loan Credit Agreement, in order to finance a portion of the consideration for the Waste Industries Merger. We also issued the equivalent of 10,208,507 shares of our subordinate voting shares to the prior owners of Waste Industries in connection with the transaction. In connection with, and prior to, the closing of this offering we will complete the Pre-Closing Capital Changes.

The following table sets forth our summary pro forma unaudited combined statement of operations for the year ended December 31, 2018, which we refer to as Pro Forma 2018. For purposes of the unaudited combined pro forma statement of operations data, the Waste Industries Merger, the Recapitalization, the Pre-Closing Capital Changes and this offering are each assumed to have been consummated on January 1, 2018. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. This pro forma data is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Waste Industries Merger, the Recapitalization, the Pre-Closing Capital Changes and this offering taken place on the date noted above, or to project the financial position or results of operations of GFL for any future date or period. The pro forma data has been prepared in accordance with accounting policies consistent with IFRS. However, these adjustments may not be complete and additional adjustments may be material.

You should review the following information together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information contained under the headings: “Risk Factors”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2018

						Historical	Historical
				IFRS Financial		Adjusted	Adjusted
			Waste	Statements		Waste	Waste
	GFL	GFL	Industries	Reclassification		Industries	Industries
	Successor	Predecessor	(January 1,	And		(January 1,	(January 1,	Waste		Pre-Closing
	(June 1,	(January 1,	2018 to	Adjustments		2018 to	2018 to	Industries		Capital
	2018 to	2018 to	November 13,	of Waste		November 13,	November 13,	Merger and		Changes and
	December 31,	May 31,	2018)	Industries		2018)	2018)	Recapitalization		Offering		Pro Forma
	2018)	2018)	US$	US$(1)		US$(1)	C$(2)	Adjustments(3)		Adjustments(4)		2018(5)
	(expressed in millions of dollars)
	(except per share data)
Revenue	$1,224.8	$627.8	$—	$655.4	(6)	$655.4	$846.6	$—				$2,699.2
Waste Industries service revenues	—	—	654.5	(654.5	)(6)	—	—	—				—
Waste Industries equipment sales	—	—	0.9	(0.9	)(6)	—	—	—				—
Expenses
Cost of sales	1,152.3	551.2	—	551.2	(7)(9)	551.2	712.0	125.3	(15)			2,540.8
Waste Industries operating expenses (exclusive of depreciation and amortization shown below)	—	—	409.0	(409.0	)(7)	—	—	—				—
Waste Industries cost of equipment sales	—	—	0.5	(0.5	)(7)	—	—	—				—
Selling, general and administrative expenses	217.7	126.5	—	65.3	(8)	65.3	84.3	(7.3	)(16)	—	(18)	421.2
Waste Industries selling, general and administrative	—	—	60.4	(60.4	)(8)	—	—	—				—
Waste Industries depreciation and amortization	—	—	143.3	(143.3	)(9)	—	—	—				—
Interest and other finance costs	242.2	127.4		64.5	(7)(11)	64.5	83.3	11.0	(10)	(99.2	)(19)	364.8
Waste Industries interest expense	—	—	61.5	(61.5	)(11)	—	—	—				—
Waste Industries interest income	—	—	—	—	(11)	—	—	—				—
Loss (gain) on sale of property, plant and equipment	4.7	(0.1)	—	0.6	(12)	0.6	0.7	—				5.4
Impairment of property, plant and equipment	—	—	0.6	(0.6	)(12)	—	—	—				—
Loss (gain) on foreign exchange	39.6	16.6	—	—		—	—	—				56.2
Waste Industries Transaction costs	—	—	4.9	(4.9	)(8)	—	—	—				—
Waste Industries other expense (income), net	—	—	(0.2)	0.2	(13)	—	—	—				—
Deferred purchase consideration	1.0	1.0	—	—		—	—	—				2.0
Other income	(0.1)	(3.2)	—	(0.2	)(13)	(0.2)	(0.2)	—				(3.5)
	1,657.5	819.4	679.8	1.5		681.3	880.1	128.9		(99.2)		3,386.7

Income (Loss) before income taxes	(432.7)	(191.6)	(24.4)	(1.5)		(26.0)	(33.5)	(128.9)		(99.2)		(687.6)
Income tax (recovery) expense	(114.0)	(26.9)	—	(6.1	)(14)	(6.1)	(7.9)	(33.5	)(17)	25.8	(20)	(156.6)
Waste Industries income tax expense	—	—	(6.1)	6.1	(14)	—	—	—		—		—
Net Income (Loss)	$(318.7)	$(164.7)	$(18.3)	$(1.5)		$(19.8)	$(25.6)	$(95.4)		73.4		$(531.0)
Loss per share information, basic and diluted
Loss per share	(0.12)	(0.29)	—	—		—	—	—		—		(1.72)
Weighted average shares outstanding(21)	2,674,251.1	571,497.7	—	—		—	—	—		—		308,776.9

(1)         Certain adjustments have been reflected in this unaudited pro forma combined statement of operations to illustrate the effects of acquisition accounting where the impact could be reasonably estimated and to align the presentation of Waste Industries’ historical financial information with GFL’s presentation. The Historical Adjusted Waste Industries columns are derived from financial statements and financial information included elsewhere in this prospectus, which are prepared in accordance with U.S. GAAP. No significant differences in accounting policies were identified between U.S. GAAP and IFRS.

(2)         Reflects the translation of the Historical Adjusted Waste Industries balances from U.S. Dollars to Canadian dollars at an average exchange rate of 1.2918.

(3)         Certain adjustments have been reflected in this unaudited pro forma combined statement of operations to illustrate the effects of the Waste Industries Merger and Recapitalization. This unaudited pro forma combined statement of operations for the year ended December 31, 2018 has been prepared as though the Waste Industries Merger and Recapitalization occurred on January 1, 2018.

(4)         Certain adjustments have been reflected in this unaudited pro forma combined statement of operations to illustrate the effects of the Pre-Closing Capital Changes, the issuance of 86,533,864 subordinate voting shares in this offering and the application of the estimated net proceeds from this offering as described under “Use of Proceeds”. This unaudited pro forma combined statement of operations for the year ended December 31, 2018 has been prepared as though the Pre-Closing Capital Changes and this offering and the application of the estimated net proceeds from this offering occurred on January 1, 2018.

(5)         This column has not been updated to give effect to the Pre-Closing Capital Changes and Offering Adjustments as the size and amount of the offering has not yet been determined.

(6)         Reflects a reclassification of the “Service revenues” and “Equipment sales” line items in Waste Industries’ historical consolidated statement of operations to “Revenue” in GFL’s historical consolidated statement of operations.

(7)         Reflects a reclassification of the “Operating expenses (exclusive of depreciation and amortization)” and “Cost of equipment sales” line items in Waste Industries’ historical consolidated statement of operations to “Cost of sales” and “Interest and other finance costs” in GFL’s historical consolidated statement of operations.

(8)         Reflects a reclassification of the “Selling, general and administrative”, “Litigation settlement” and “Transaction costs” line items in Waste Industries’ historical consolidated statement of operations to “Selling, general and administrative expenses” in GFL’s historical consolidated statement of operations.

(9)         Reflects a reclassification of the “Depreciation and amortization” line item in Waste Industries’ historical consolidated statement of operations to “Cost of sales” in GFL’s historical consolidated statement of operations.

(10)       Reflects the additional interest and other finance costs that would have been incurred had the Recapitalization and the Waste Industries Merger occurred on January 1, 2018. In connection with the Recapitalization, we entered into a new US$805.0 million Term Facility and we issued the 2026 Notes. We used the net proceeds of these transactions to (i) fund the redemption of all of the Company’s outstanding 9.875% Senior Unsecured Notes due 2021 (“2021 Notes”), including the call premium and accrued interest, (ii) to repay all amounts outstanding, including accrued interest, under the previous term loan facility and (iii) repay $58.1 million drawn on the Company’s revolving credit facilities and certain fees and expenses in connection with the Recapitalization. In connection with the Waste Industries Merger, we entered into the Incremental Term Loan Amendment, which increased our outstanding Term Facility by the Incremental Term Loan Facility (i.e., US$1,710.0 million). To calculate the pro forma interest adjustment, we used the interest rate on the Term Facility of LIBOR + 3.000% and the interest rate on the 2026 Notes to calculate the interest costs that would have been incurred had these borrowings been incurred on January 1, 2018 (as converted from USD to CAD using the monthly average exchange rate for the Term Facility and at the swapped rate for the 2026 Notes). This resulted in $132.1 million of additional interest expense. From such amount we subtracted the interest expense of $37.8 million that we incurred on the previous term facility, the 2021 Notes and the previous revolving credit facility from January 1 2018 to May 31, 2018 as well as the $83.3 million that Waste Industries paid on its then existing debt for the period from January 1, 2018 to November 13, 2018, which resulted in an incremental interest amount of $11.1 million. A 0.125% change in the assumed interest rates on the new Term Facility would increase or decrease pro forma combined interest and other finance costs by $3 million.

(11)       Reflects a reclassification of the “Interest expense” and “Interest income” line items in Waste Industries’ historical consolidated statement of operations to “Interest and other finance costs” in GFL’s historical consolidated statement of operations.

(12)       Reflects a reclassification of the “Gain on sales of property, equipment and other assets” line item in Waste Industries’ historical consolidated statement of operations to “Loss (gain) on sale of property, plant and equipment” in GFL’s historical consolidated statement of operations.

(13)       Reflects a reclassification of the “Other expense (income), net” line item in Waste Industries’ historical consolidated statement of operations to “Other” in GFL’s historical consolidated statement of operations.

(14)       Reflects a reclassification of the “Income tax expense” line item in Waste Industries’ historical consolidated statement of operations to “Income tax (recovery) expense” in GFL’s historical consolidated statement of operations.

(15)       Reflects (i) $7.9 million of incremental depreciation expense and (ii) $117.3 million of incremental amortization expense calculated on a pro forma basis as if the Recapitalization and the Waste Industries Merger occurred on January 1, 2018.

(i)          Reflects the incremental depreciation expense that would have been incurred had the Recapitalization and the Waste Industries Merger occurred on January 1, 2018. Upon the Recapitalization, we realized an overall increase in the fair market value of our existing fixed assets. We assumed the midpoint of our depreciation policy to depreciate incremental value, assuming the assets were in the middle of their life cycle on average. This assumption was based on the actual age of transportation equipment as well as management’s best estimate and our due diligence of the actual age of the other asset classes. Specifically, for transportation equipment we divided the fair market value increase of $85.0 million by 60 months and multiplied the result by five months to get $7.1 million of additional depreciation; for furniture, machinery and equipment we divided the fair market value increase of $26.9 million by 60 months and multiplied the result by five months to get $2.2 million of additional depreciation; for computer and software equipment we divided the fair market value increase of $3.1 million by 36 months and multiplied the result by five months to get $0.4 million of additional depreciation; and for containers we divided the fair market value decrease of ($22.1 million) by 60 months and multiplied the result by five months to get ($1.8 million) of a depreciation reduction. The sum of these four amounts was $7.9 million.

(ii)         Reflects the incremental amortization expense relating to the intangible assets recognized at the time of the Recapitalization and the Waste Industries Merger as if those intangible assets had been recognized on January 1, 2018. In conjunction with the Recapitalization, we recognized the following intangible assets: $1,234.0 million of customer lists, $221.0 of municipal contracts and $85.0 million non-compete agreements. In conjunction with the Waste Industries Merger, we recognized the following intangible assets: US$13.5 million of customer lists, US$261.7 million of municipal contracts and US$297.3 million of non-compete agreements. To calculate the pro forma amortization expense adjustment, we used the amount of intangible assets recognized through the Recapitalization and the Waste Industries Merger, the useful lives for each class of intangible assets as per our accounting policy (10 years for customers lists, five years for non-compete agreements and the remaining life of the contract for municipal contracts) and the monthly average foreign exchange rates during 2018. This resulted in a pro forma amortization expense of $324.4 million, comprised of $125.2 million related to customer lists, $105.2 million related to municipal contracts, calculated based on a weighted average remaining contract life of 5.3 years, and $94.0 million related to non-compete agreements. From such amount we subtracted the intangible asset amortization expense of $127.5 million recognized by the successor entity, the $40.9 million recognized by the predecessor entity and the $38.7 million recognized by Waste Industries, which resulted in an incremental amortization expense of $117.3 million.

(16)       Reflects the reduced share-based payment expense that would have been incurred had the Recapitalization and the Waste Industries Merger occurred on January 1, 2018. The predecessor entity and Waste Industries had option plans in place for which they recognized share based payment expenses. In connection with the Recapitalization and the Waste Industries Merger, the vesting of the options granted under the plans were accelerated and the accelerated amortization of the estimated fair value of the settlement and wind-up of each respective plan was recognized as share based payment expense. The option plans were cancelled and the options were settled for cash consideration equal to the fair value of the shares less the exercise price of each option and any applicable withholding taxes. During 2018, a new option plan was established (the “2018 Plan”) and options were granted subsequent to the Waste Industries Merger. To calculate the pro forma share based payment expense adjustment, we used the grant date fair value of the options granted under the 2018 Plan and the vesting 2018 Plan vesting schedule and criteria to calculate what the share-based payment expense would have been had the options granted under the 2018 Plan been granted on January 1, 2018. This resulted in a share-based payment expense of $14.5 million. From such amount, we subtracted the share-based payment expense of $2.0 million recognized by the successor entity, $18.8 million recognized by the predecessor entity, which included the impact of the accelerated amortization, and the $1.0 million recognized by Waste Industries, which resulted in a reduction of share-based payment expense of $7.3 million.

(17)       Reflects the additional recovery of income taxes as a result of the deductibility of the additional interest and other finance costs associated with the financing transactions in connection with the Waste Industries Merger and additional depreciation and amortization costs in connection with the Waste Industries Merger and the Recapitalization.

(18)       As part of the Pre-Closing Capital Changes in connection with this offering, options issued and outstanding under the Legacy Stock Option Plan (as defined herein) will vest and convert to Legacy Option Shares (as defined herein). The Legacy Option Shares will be held by a trustee in trust on behalf of the legacy option holders and are subject to a time   based service condition. Unless otherwise determined by the board of directors of the Company, the Legacy Option Shares will vest in equal annual instalments over a three year period from the closing of the offering. The Legacy Option Shares are a replacement of the original option awards and therefore any incremental fair value of the Legacy Option Shares at the replacement date as compared to fair value of the original option at the replacement date is added to the unamortized Legacy Stock Option Plan compensation cost and recognized over the remaining term of the original option grant in accordance with IFRS 2. There is no pro forma adjustment to recognize in respect of the replacement as the incremental fair value of the replacement award was nil.

(19)       Reflects the reduction in “Interest and other finance costs” that would have been incurred had the Pre-Closing Capital Changes and this offering and the application of the estimated net proceeds occurred on January 1, 2018. We estimate that the net proceeds from our sale of subordinate voting shares in this offering at an assumed initial public offering price of US$22.00 per subordinate voting share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $1,818.6 million (or $2,096.7 million) if the underwriters exercise their option to purchase additional subordinate voting shares in full). The adjustments in “Interest and other finance costs” assumes that the net proceeds received by us from this offering will be used to repay certain indebtedness, a portion of which was incurred subsequent to December 31, 2018 and therefore the interest and finance costs of $25.4 million associated with such indebtedness are not reflected in the table above. To calculate the pro forma adjustment, we subtracted the interest expense of $99.2 million that we incurred on the PIK Notes, the 2023 Notes and the callable portion of the 2026 Notes from January 1, 2018 to December 31, 2018 on a pro forma basis. The pro forma adjustment does not give effect to the      following non-recurring charges related to the expected debt repayments: (i) the $60.0 million estimated call premiums expected to be incurred on the redemption of the 2023 Notes and the callable portion of the 2026 Notes and 2027 Notes and the associated hedging relationships, (ii) the $17.4 million of unamortized PIK Note discounts, and (iii) the $8.3 million of deferred financing costs and the $29.4 million unamortized fair value adjustments associated with the 2023 Notes and the callable portion of the 2026 Notes. A US$1.00 increase (decrease) in the assumed initial public offering price of US$22.00 per subordinate voting share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of such net proceeds by approximately $83,249,895 after deducting underwriting discounts and commissions and estimated offering expenses payable by us, which amounts have not been reflected in the table above. A 1,000,000 increase in the number of subordinate voting shares offered by us would increase the amount of such net proceeds by approximately $21,175,000 after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely a 1,000,000 decrease in the number of subordinate voting shares offered by us would decrease the amount of such net proceeds by approximately $21,175,000 after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. See “Use of Proceeds” and “Capitalization”.

(20)       Reflects the additional recovery of income taxes as a result of the deductibility of the additional interest and other finance costs associated with the financing transactions in connection with the Pre-Closing Capital Changes.

(21)       Unaudited pro forma weighted average shares outstanding is calculated assuming all subordinate voting shares issued by us in this offering were outstanding for the entire period, as the proceeds from the sale of such shares will be used to repay indebtedness also being reflected in our unaudited pro forma combined statements of operations, and each issued and outstanding share of Holdings was converted into subordinate voting shares and multiple voting shares based at the exchange ratios set out in the Pre-Closing Capital Changes as of the beginning of the period or at the time of issuance for shares issued during the period. See “Pre-Closing Capital Changes.”

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Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements may relate to anticipated events or results and may include information regarding the Company’s financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Company’s expectations of future results, performance, achievements, prospects or opportunities or the markets in which the Company operates is forward-looking information. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expectations”, “opportunity”, “outlook”, “intends”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “will” or “will be.” In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances. These forward-looking statements and other forward-looking information are necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this free writing prospectus represents the Company’s expectations as of the date of this free writing prospectus (or as the date they are otherwise stated to be made) and are subject to change after such date. However, the Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws in Canada.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204 or J.P. Morgan Securities Canada Inc., Suite 4500, TD Bank Tower, 66 Wellington Street West, Toronto, ON  M5K 1E7 or by telephone: Canada Sales 416-981-9233; BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com or BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone: 1-866-471-2526, or by facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com or Goldman Sachs Canada Inc., TD North Tower, 77 King Street West Suite 3400, Toronto, ON M5K 1B7; J.P. Morgan Securities LLC Attention: RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com or RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com; Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com or Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, M5H 3Y2, Toronto, Ontario, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com.